Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rapid7, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Rapid7, Inc. and subsidiaries of our report dated April 29, 2015, with respect to the consolidated balance sheets of Rapid7, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the prospectus filed on July 17, 2015 pursuant to Rule 424(b) under the Securities Act of 1933, relating to the registration statement on Form S-1 originally filed on June 11, 2015, as amended (File No. 333-204874).

/s/ KPMG LLP

Boston, Massachusetts

October 13, 2015